                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 7)



                          HERITAGE MEDIA CORPORATION
                        ------------------------------
                               (Name of Issuer)



                             Class A Common Stock
                 --------------------------------------------
                        (Title of Class of Securities)



                                   427241203
                   ----------------------------------------
                                (CUSIP Number)



                            Patricia A. Maher, Esq.
                             Goldman, Sachs & Co.
                                85 Broad Street
                           New York, New York 10004
                                (212) 902-0940
                 --------------------------------------------
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                               January 12, 1994
      -------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: _____

Check the following box if a fee is being paid with this statement: ____

                               page 1 of 6 pages

- -------------------------
CUSIP NO.
427241203
- ----------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a) _____
                                 (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Source of Funds

               00
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

                                                               [_]
- --------------------------------------------------------------------------------
6.   Citizenship or place of Organization

               Delaware
- --------------------------------------------------------------------------------
Number of             7  Sole Voting Power
Shares
Beneficially                 550,375
Owned By              -------------------------------
Each                  8  Shared Voting Power
Reporting
Person With                  658,968
                      -------------------------------
                      9  Sole Dispositive Power

                             550,375
                      -------------------------------
                      10  Shared Dispositive Power

                             658,968
                      -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,209,343
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [_]
- --------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          9.5%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

                  HC-PN
- --------------------------------------------------------------------------------

                               page 2 of 6 pages

- -------------------------
CUSIP NO.
427241203
- ----------------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Goldman, Sachs & Co.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a) _____
                                 (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Source of Funds

                       WC-00
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                          [X]
- --------------------------------------------------------------------------------
6.   Citizenship or place of Organization

       New York
- --------------------------------------------------------------------------------
Number of        7  Sole Voting Power
Shares
Beneficially           -0-
Owned By         ----------------------------
Each             8  Shared Voting Power
Reporting
Person With            658,968
                 ----------------------------
                 9  Sole Dispositive Power

                       -0-
                 ----------------------------
                 10  Shared Dispositive Power

                       658,968
                 ----------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     658,968
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      [_]
- --------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

       5.4%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

       BD-PN
- --------------------------------------------------------------------------------

                               page 3 of 6 pages

Item  5.   Interest in Securities of the Issuer.
           -------------------------------------


(a) The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. may be deemed to have decreased their beneficial ownership of Class A Common Stock, to 1,209,343 shares (9.5%) and 658,968 shares (5.4%) respectively, as a result of the shares sold on behalf of certain Managed Accounts.


(b)  Not applicable.


(c) The following transactions occurred since the prior Schedule 13D was filed:


Date               Shares Purchased  Shares Sold  Price
- -----------------  ----------------  -----------  ------

       12/17/93               5,000               18.125
       12/23/93                            2,000  19.125
       12/28/93                           14,730  19.000
       12/30/93                            4,700  19.250
       12/30/93                              300  19.375
       1/06/94                            25,000  19.875
       1/07/94                            20,000  20.000
       1/07/94                            11,000  20.125
       1/10/94                            21,200  19.897
       1/11/94                            17,200  19.375
       1/11/94                               200  20.000
       1/12/94                           120,000  20.250




          The total consideration (exclusive of commissions) for shares purchased was $90,625.00.


(d)       Not applicable.


(e)       Not applicable.

                               page 4 of 6 pages

                                   SIGNATURE
                                   ---------



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             GOLDMAN, SACHS & CO.



                             By:    /s/ Richard A. Friedman
                                 __________________________________
                                 Name:  Richard A. Friedman
                                 Title: General Partner



Dated:   January 21, 1994

                               page 5 of 6 pages

                                   SIGNATURE
                                   ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            THE GOLDMAN SACHS GROUP, L.P.



                            By:    /s/ Richard A. Friedman
                                _____________________________________________
                                Name:  Richard A. Friedman
                                Title: General Partner



Dated:     January 21, 1994

                               page 6 of 6 pages